FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 17 July 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

 GlaxoSmithKline plc (the 'Company')

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms E Walmsley
b)	Position/status	Chief Executive Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 13 July 2017 on Ordinary Shares held in the Company's Deferred Investment Award Programme.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.2250	487.325
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2017-07-13
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R G Connor
b)	Position/status	President, Global Manufacturing & Supply
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 13 July 2017, on Ordinary Shares held in the Company's Deferred Investment Award Programme.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.2250	194.930
d)	Aggregated information A ggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2017-07-13
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr S A Hussain
b)	Position/status	President, Global Pharmaceuticals
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 13 July 2017 on Ordinary Shares held in the Company's Deferred Investment Award Programme.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.2250	243.662
d)	Aggregated information A ggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2017-07-13
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr B McNamara
b)	Position/status	CEO, GSK Consumer Healthcare
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	GlaxoSmithKline plc American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	Increase in notional interest in ADSs following the re-investment of dividends paid to shareholders on 13 July 2017 on ADSs held in the Company's Deferred Investment Award Programme.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$42.4750	308.094
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2017-07-13
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D S Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 13 July 2017 on Ordinary Shares held in the Company's Deferred Investment Award Programme.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.2250	194.930
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2017-07-13
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms C Thomas
b)	Position/status	Senior Vice President, HR
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 13 July 2017 on Ordinary Shares held in the Company's Deferred Investment Award Programme.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.2250	194.930
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2017-07-13
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr P J T Vallance
b)	Position/status	President, R&D
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction
Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 13 July 2017 on Ordinary Shares held in the Company's Deferred Investment Award Programme.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.2250	243.662
d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2017-07-13
f)	Place of the transaction	n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: July 17, 2017

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc